Ex - (m)

Sample 5th Year (assuming 6% return and current charges) Calculations:

Flexible SolutionsSM VUL

I.	Policy Account Value @ 6% Return (Year 5) - $13,043

The Policy Account Value is equal to the sum of:

a)	the prior year’s (i.e., 12/31 of the 4th policy year) account value ($10,254) ; plus

b)	the planned premium ($3,900); minus

c)	the premium charge ($273); minus

d)	the sum of; [withdrawals, if any (0); plus

e)	outstanding loans, if any (0); plus

f)	loan interest (0)]; minus

g)	the cost of insurance ($569) ; minus

h)	the M&E risk charge ($71) ; minus

i)	the annualized per/1000 monthly expense ($696); minus

j)	the annualized per policy monthly expense ($90); plus

k)	the investment earnings on the policy account value ($588).

II.	Policy Cash Surrender Value @ 6% Return (Year 5) = $11,093

The Policy Cash Surrender Value is equal to the sum of:

a)	the policy account value ($13,043); minus

b)	the annual surrender charge ($1,950).

III.	Policy Net Cash Surrender Value @ 6% Return (Year 5) = $11,093

The Policy Net Cash Surrender Value is equal to the sum of:

a)	the policy cash surrender value ($11,093); minus

b)	the outstanding loan, if any (0).

IV.	Policy Net Death Benefit (Option 1, Option 2 and Option 3)

The Policy Net Death Benefit is equal to the sum of:

a)	if Option 1, is equal to the face amount ($400,000).

b)	If Option 2, is equal to the face amount ($400,000); plus

c)	the policy account value as of the 12th month ($12,993).

d)	If Option 3, is equal to the face amount ($400,000); plus

e)	the policy accumulated premiums in year five ($19,500); minus

f)	the accumulated withdrawals, if any (0).